UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013
Commission File Number 0-30314

PORTAGE BIOTECH INC
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

BONTAN CORPORATION INC.
(Former name, if changed since last report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

Portage Biotech Inc.
(Formerly known as Bontan Corporation Inc.)

Consolidated Interim Financial Statements
(Representing financials of the Accounting Acquirer)

For the three and nine months ended December 31, 2013

Unaudited – Prepared by Management

(US Dollars)

Index

Notice to Reader	2

Interim Consolidated Statements of Financial Position	3

Interim Consolidated Statements of Operations	4
Interim Consolidated Statement of Shareholders Equity	5

Interim Consolidated Statements of Cash Flows	6

Notes to Interim Consolidated Financial Statements	7-17

NOTICE TO READER OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements for Portage Biotech Inc. (formerly known as Bontan Corporation Inc.), comprised of the interim consolidated statements of financial position as at December 31, 2013 and for the year ended March 31, 2013, and the interim consolidated statement of operations, statement of changes in equity and cash flows for the three and nine month period ending December 31, 2013 and are the responsibility of the Company’s management.

These interim consolidated financial statements incorporate the acquisition of Portage Pharma Limited on June 6, 2013 as a reverse takeover and hence include the financial statements of Portage Pharma Limited as an accounting acquirer, as further explained in Note 2.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these interim consolidated financial statements in accordance with International Financial Reporting Standards.

The interim consolidated financial statements have not been reviewed by the Company’s independent external auditors, Schwartz Levitsky Feldman LLP.

“signed”                                                                                                  “signed”
Kam Shah C.A., Director                                                                                                Declan Doogan, Director

February 24, 2014

Portage Biotech Inc.
(Formerly known as Bontan Corporation Inc.)
Interim Consolidated Statements of Financial Position
(Acquisition accounted for as reverse takeover (Note 2))
(US Dollars)
(Unaudited – see Notice to Reader dated February 24, 2014)

As at,	Note	December 31, 2013	March 31, 2013
Assets
Current
Cash	5	$3,059,802	$190,960
Other receivable		26,459	295,441
Prepaid consulting services	6	1,254,332	-
		$4,340,593	$486,401
Long-term assets
Office equipment and furniture		4,537	-
Total assets		$4,345,130	$486,401
Liabilities and Shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		94,427	12,392
		$94,427	$12,392
Shareholders' Equity
Capital stock	7	7,206,715	503,495
Stock option reserve	8(a)	604,055
Warrants	9(i)	1,108,402
Deficit		(4,668,469)	(29,486)
Total Shareholders' equity		$4,250,703	$474,009

Total liabilities and Shareholders' equity		$4,345,130	$486,401

On behalf of the Board               ”Kam Shah”             Director        ”Declan Doogan”      Director
                                                     (signed)                                       (signed)

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.
(Formerly known as Bontan Corporation Inc.)
Interim Consolidated Statements of Operations
(Acquisition accounted for as reverse takeover (Note 2))
(US Dollars)
(Unaudited – see Notice to Reader dated February 24, 2014)

	Note	Three months ended December 31,		Nine months ended December 31
		2013	2012 *	2013	2012*

Expenses
Acquisition related costs		7,973	-	3,834,298	-
Research and development	11(d)	114,047	-	402,790	-
Professional fees		31,085	-	141,165	-
Consulting fees	11(a) & (e), 12 (ii)	85,427	-	150,704	-
Office and general		15,755	-	31,962	-
Shareholders' information		4,695	-	16,304	-
Payroll		13,885	-	28,283	-
Travel, meals and promotions	12 (i)	6,588	-	11,911	-
Rent		4,977	-	13,403	-
Transfer agents fees		5,104	-	10,345	-
Bank charges and interest		811	-	2,884	-
Communication		1,365	-	2,267	-
Amortization		297	-	759	-
Exchange loss (gain)		211	-	(8,092)	-
		292,220	-	4,638,983	-
Net loss for period		(292,220)	-	(4,638,983)	-
Basic and diluted loss per share
Net Loss per share	10	$(0.00)	$-	(0.03)	-

* Comparatives are for Portage Pharma Ltd (accounting acquirer) which was incorporated on May 23, 2012 and had no transactions for the period from the date of incorporation to December 31, 2012.

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.
(Formerly known as Bontan Corporation Inc.)
Interim Consolidated Statements of Shareholders’ Equity
(Acquisition accounted for as reverse takeover (Note 2))

For the nine months ended December 31, 2013
(US Dollars)
(Unaudited – see Notice to Reader dated February 24, 2014)

	Number of Shares	Capital Stock	Warrants	Stock Option Reserve	Accumulated Deficit	Total Equity
Balance, April 1, 2012	78,714,076
Issued under consultants compensation plans	3,045,000
issued on incorporation of PPL		503,495			-	503,495
Balance, December 31, 2012	81,759,076	$503,495	$-	$-	$-	$503,495
Balance, April 1, 2013	81,759,076	$503,495			$(29,486)	$474,009
Issued on acquisition	81,759,076	1,761,413	1,108,402			2,869,815
Issued to Culminant Capital Inc. For financial advisory services relating to the acquisition transaction	9,811,091	3,826,325				3,826,325
Exercise of warrants	950,000	125,000				125,000
Exercise of options	1,996,547	299,482				299,482
Value of shares issued as compensation	4,000,000	691,000				691,000
Value of options issued				604,055		604,055
Net loss for period					(4,638,983)	-4,638,983
Balance, December 31, 2013	180,275,790	$7,206,715	$1,108,402	$604,055	$(4,668,469)	$4,250,703

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.
(Formerly known as Bontan Corporation Inc.)
Interim Consolidated Statement of Cash Flows
(Acquisition accounted for as reverse takeover (Note 2))
For the nine months ended December 31,
(US Dollars)
(Unaudited – see Notice to Reader dated February 24, 2014)

Nine months ended December 31,	2013	2012
Cash flows from operating activities
Net loss for period	$(4,638,983)	-
Amortization of office equipment and furniture	759	-
Value of options issued and vested expensed as consulting fee	40,723	-
Acquisition related costs	3,826,325	-
Net change in working capital components
Other receivables	268,982	-
Accounts payable and accrued liabilities	82,035	-
	$(420,159)	$-
Cash flows from investing activities
Office equipment and furniture acquired	(5,296)
	$(5,296)	$-
Cash flows from financing activities
Receivable from shareholders	-	(503,495)
Fair value of consideration received on acquisition (Note 2)	2,869,815	-
Options and warrants exercised	424,482	-
capital contribution	-	503,495
	$3,294,297	$-
Increase in cash during period	2,868,842	-
Cash at beginning of period	190,960	-
Cash at end of period	$3,059,802	$-
Supplemental disclosures
Non-cash operating activities
Shares Issued to Culminant Capital Inc. For financial advisory services relating to the acquisition transaction	(3,826,325)	-
Value of shares and options issued as compensation	(1,295,055)

	(5,121,380)	-
Non-cash investing activities
Value of shares and warrants issued on acquisition	(2,869,815)	-

	(2,869,815)	-

The accompanying notes are an integral part of these consolidated financial statements.

Portage Biotech Inc.
(Formerly known as Bontan Corporation Inc.)
Notes to Interim Consolidated Financial Statements
(acquisition accounted for as reverse takeover (Note 2) )
(US Dollars)
(Unaudited – see Notice to Reader dated February 24, 2014)

1.      NATURE OF OPERATIONS

Portage Biotech Inc. (“the Company”) was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. (“Bontan”), until July 5, 2013. On July 5, 2013 Bontan changed its name to the current name and was issued a certificate of Continuance by the Registrar of Corporate Affairs of the British Virgin Islands (“BVI”).

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Toronto agent is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company continues to be a reporting issuer with Ontario Securities Commission and US Securities and Exchange Commission and its shares trade on the Over the Counter Quotation Board of NASDAQ under the trading symbol “PTGEF,” effective August 23, 2013. Prior to this date, it was trading as Bontan Corporation Inc. under the trading symbol “BNTNF”. Effective October 28, 2013, the Company’s shares are also listed for trading in US currency on the Canadian Securities Exchange (formerly, Canadian National Stock Exchange) under the symbol “PBT.U”.

Since December 2012, the Company changed the focus of its business activities to biotechnology. On June 4, 2013, it acquired Portage Pharma Ltd (“PPL”), a private limited company formed under BVI laws on May 23, 2012 through the exchange of shares. The acquisition has been accounted for as a reverse acquisition as explained in Note 2.

The Company is engaged in researching and developing pharmaceutical and biotech products through to clinical “proof of concept” with an initial focus on unmet clinical needs and orphan drugs. Following proof of concept, the Company will look to sell or license the products to large pharmaceutical companies for further development and commercialization. The Company, through its subsidiary, holds an exclusive worldwide licence in non-oncology fields and the know-how relating to the Antennapedia protein transduction technology developed by Trojantec.

2.	REVERSE ACQUISITION TRANSACTION

On June 4, 2013, the Company completed an acquisition with PPL pursuant to which a wholly owned subsidiary of the Company, Portage Acquisition Inc. and PPL amalgamated, resulting in the Company owning all of the issued and outstanding shares of the amalgamated entity.

Pursuant to a Share Exchange Agreement, Bontan issued 81,759,076 common shares and 71,456,420 warrants to PPL shareholders in exchange for PPL shareholders transferring all their shares in favour of Portage Acquisition Inc. Warrants can be exercised within two years at an exercise price of US$0.29 to acquire an equal number of common shares of the Company. In addition, Bontan also issued 9,811,091 shares to Culminant Capital Inc. as compensation for financial advisory services rendered in connection with the transaction. The fair value of these shares of $ 3,826,325 was expensed.

Although the transaction resulted in PPL becoming a wholly owned subsidiary of the Company, the transaction constitutes a reverse acquisition in as much as the shareholders of PPL own a substantial (approximately 46%) majority of the outstanding common shares of the Company and three out of four members of the Board of Directors of the Company are PPL shareholders. As a result, PPL controls the Company.

The transaction has therefore been accounted for as a reverse acquisition in accordance with guidance provided in International Financial Reporting Standards (“IFRS”) 3 Business Combinations and IFRS 10 Consolidated Financial Statements.

These interim consolidated financial statements include:

a.	The assets and liabilities of PPL at their pre-acquisition carrying amounts as at December 31, 2013 and expenses for the three and nine months ended on that date
b.	The assets and liabilities of Bontan as at December 31, 2013 and expenses from June 4, 2013 to December 31, 2013.
c.	Share capital representing the total number of shares issued by the Company.
d.
Value of the share capital was computed by adding to the value of the share capital of PPL on the date of acquisition, June 4, 2013, the fair value of Bontan as allocated to shares issued on the date of acquisition, and adjusted to any exercise or issuance of shares, warrants and options during the nine months ended December 31, 2013.

e.	Comparative figures are those of PPL.

The fair value of the consideration is determined based on the fair value of net assets acquired by PPL, which was computed as $2,869,815, as follows:

Cash	$3,006,593
Office equipment and furniture	5,528
Other assets	153,721
Liabilities	(296,027)

Fair value of consideration	2,869,815

The fair value of the consideration was allocated:

To shares issued	$1,761,413
To warrants issued	$1,108,402

3.      BASIS OF PRESENTATION

(a)	Statement of Compliance and Basis of presentation

These Interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), IAS 34 Interim Financial Reporting. These financial statements do not include all of the information required for full annual financial statements.

These consolidated financial statements have been prepared on a historical cost basis except for certain assets, liabilities and equity which are measured at fair value as explained in the Notes to these financial statements. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The Company has no requirement to report on segments as it operates as only one segment.

These interim consolidated financial statements were approved and authorized for issue by the Audit Committee and Board of Directors on February 24, 2014.

(b)      Consolidation

The consolidated financial statements include the accounts of the Company and,

a.
Portage Services Ltd. (previously 1843343 Ontario Inc.), a wholly owned subsidiary incorporated in Ontario on January 31, 2011. 1843343 Ontario Inc. changed its name to Portage Services Ltd. effective July 11, 2013.

b.
Portage Pharmaceuticals Ltd. (previously Portage Acquisition Inc.), a wholly owned subsidiary incorporated on April 5, 2013 under the laws of the BVI, as a BVI business company. On July 23, 2013, Portage Pharma Limited merged with Portage Acquisition Inc. and the merged entity was known as Portage Acquisition Inc., which changed its name on August 27, 2013.

All inter-company balances and transactions have been eliminated on consolidation.

(c)      Functional and presentation currency

On June 4, 2013, the Company did an analysis applying the primary and secondary indicators in IAS 21 and determined that, as a result of the reverse acquisition transaction discussed in Note 2 and change of its jurisdiction to BVI , its economic circumstances have changed. The Company is expected to incur substantially all expenses in US Dollars and expects future revenues in US Dollars.

The management therefore concluded that the US Dollar is the most appropriate functional currency for all operations. The Company has also decided to change its presentation currency to the US Dollar.

The effect of the above change in functional currency has been accounted for prospectively as provided under IAS 21 the effect of changes in foreign exchange rates. Accordingly, all Non-US dollar items were translated into US dollars using the exchange rate as of June 4, 2013. The resulting translated amounts for non-monetary items were treated at their historical costs.

(d)      Use of Estimates and judgments

The preparation of these interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, research and development costs, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of share- based compensation.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out in Note 4 to the interim consolidated financial statements for the three months ended June 30, 2013. These policies have been applied consistently to all periods presented in these interim consolidated financial statements, and have been applied consistently by the Company and its subsidiaries.

Accounting Standards and Interpretations Adopted in fiscal 2014

On April 1, 2013 the Company adopted the following standards and amendments to existing standards:

IFRS 10, Consolidated Financial Statements (“IFRS 10”) replaces consolidation requirements in IAS 27 “Consolidated and Separate Financial Statements” and Standing Interpretation Committee Interpretation 12, Consolidation – Special Purpose Entities (“SIC-12”). IFRS 10 provides a revised definition of control so that a single control model can be applied to all entities for consolidation purposes.

IFRS 11, Joint Arrangements (“IFRS 11”) replaces IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Ventures, and requires a single method to account for interests in jointly controlled entities.

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”) establishes enhanced disclosure requirements about an entity’s interests in consolidated and unconsolidated entities, such as subsidiaries, joint arrangements, associates, and unconsolidated structured entities (special purpose entities).

IFRS 13, Fair Value Measurements (“IFRS 13”) establishes a single source of guidance for all fair value measurements required by other IFRS; clarifies the definition of fair value; and enhances disclosure about fair value measurements. IFRS 13 applies when other IFRS require or permit fair value disclosure. IFRS 13 specifies how we should measure fair value and disclose fair value information. It does not specify when an entity should measure an asset, a liability or its own equity instrument at fair value.

Amendments to IAS 1, Presentation of Financial Statements, require entities to group items within other comprehensive income that may be reclassified to net income.

The standards and amendments listed above did not have a significant impact on the Company’s financial statements.

New standards and interpretations not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company‘s interim consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 ‐ Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

IFRS 9 is effective for annual periods beginning on April 1, 2015, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

IAS 32 (Amendment) – Financial Instruments

The amendment relates to offsetting financial assets and financial liabilities and is effective for periods beginning on or after April 1, 2014. The Company has yet to assess the full impact of IFRS 9.

5.      CASH

Cash includes $ 800,000 held in trust by a US lawyer for use towards the Company’s equity contribution in a new acquisition (see Note 15)

6.      PREPAID CONSULTING

Prepaid consulting services relate to the fair value of shares and options issued to consultants for services that will be performed during the period subsequent to the balance sheet date. Changes during the period were as follows:

	Value of shares	Value of options	Total
Balance - April 1 2013	-	-	-
Issued during period	691,000	604,055	1,295,055
expensed during period	-	(40,723)	(40,723)
Balance - December 31, 2013	691,000	563,332	1,254,332

Value of shares issued during the period – see Note 7(c)
Value of options issued during the period – see Note 8(a)

7.      CAPITAL STOCK

(a)      Authorized:  Unlimited number of common shares

(b)	Issued

	Common
	Shares	Amount
Balance at April 1, 2012	78,714,076
Issued under Consultant Stock Compensation Plan	3,045,000
Issued on incorporation of PPL		503,495
Balance at March 31, 2013	81,759,076	$503,495
Issued on acquisition of PPL (Note 2)	81,759,076	1,761,413
Issued for financial advisory services in connection with the acquisition of PPL (Note 2)	9,811,091	3,826,325
Exercise of warrants	950,000	125,000
Exercise of options	1,996,547	299,482
Shares issued as compensation ( c)	4,000,000	691,000
Balance at December 31, 2013	180,275,790	$7,206,715

(c)
On December 12, 2013, the Chairman and CEO were issued one and a half million shares each, as restricted shares and on December 16, 2013, the CFO was issued one million shares under the 2011 Consultants Compensation Plan in lieu of cash fee for services to be provided for the year ending December 31, 2014. The shares were valued at $691,000 based on the market price of the Company’s common shares prevailing on the dates of their issuance. The amount has been treated as prepaid consulting services and will be expensed in twelve monthly instalments over the year ending December 31, 2014.

(d)	As at December 31, 2013, the Company had the following active Consultant Stock Compensation Plans:

	Date of registration*	Registered shares under Plan	Issued to March 31, 2012	As at April 1, 2013	see note 7(c) above	Cancelled (i)	Balance at December 31, 2013
2011 Plan	11-Apr-11	6,000,000	(938,333)	5,061,667	(1,000,000)	-	4,061,667

*	Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

(e)
As required under listing requirements by Canadian Securities Exchange, the Company signed, on October 25, 2013, an escrow agreement with TMX Equity Transfer Services to have 89,941,793 of its common shares and 69,524,447 of its warrants issued to four insiders under an escrow arrangement. The escrowed shares and warrants will be released in agreed trances over the period of three years.

8.      STOCK OPTION PLANS

(a)	Stock option reserve:

On December 17, 2013, the Company issued total of 4,450,000 options to ten consultants including 2.9 million options to the four directors under 2013 Option Plan. These options are valid for five years and are convertible into equal number of common shares of the Company at an exercise price of $0.20 per common share. The Options were registered with the US Securities and Exchange Commission on December 19, 2013 and will vest as follows:

-     3,850,000 options will vest in equal monthly instalments over the year ending December31, 2014
-     300,000 options were vested on the date of their issuance and
-     300,000 options will vest on October 17, 2014

The fair value of these options has been estimated using a Black-Scholes option pricingmodel with the following assumptions:

Risk free interest rate	1%
Expected dividend	nil
Expected volatility	105.27%
Expected life	1826 days
Market price	US$0.18

The fair value of the options as per the Black-Scholes option pricing model amounted to$604,055, which is included in shareholders’ equity as stock option reserve and the relatedcost deferred as prepaid consulting services to be expensed as the options become vested.

(b)	The following is a summary of all Stock Option Plans as at December 31, 2013:

Plan	1999 Stock Option Plan	2003 Stock Option Plan	Robinson Plan	2005 Stock Option Plan	2013 Option Plan	Total
Date of Registration	April 30, 2003	July 22, 2004	Dec. 5, 2005	Dec. 5, 2005	Dec 19, 2013
	Number of Options
Registered *	3,000,000	2,500,000	1,100,000	1,000,000	4,450,000	12,050,000
Issued	3,000,000	2,500,000	1,100,000	1,000,000	4,450,000	12,050,000
Outstanding, April 1, 2013	1,730,000	1,945,000	1,100,000	610,000	-	5,385,000
Issued					4,450,000	4,450,000
Exercised	(482,100)	(1,514,447)				(1,996,547)
Outstanding, December 31, 2013	1,247,900	430,553	1,100,000	610,000	4,450,000	7,838,453

* Registered with the Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

All outstanding options except 4,450,000 issued under 2013 option plan were fully vested on the dates of their grant. Options issued under 2013 option plan will vest as described in 8(a) above.

(c)	The weighted average exercise price of the outstanding stock options was US$0.19 as at December 31, 2013 and weighted average remaining contractual life was approximately 1.31 years.

The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for 5,010,000 options and less than the market price for the balance of 2,828,453 options.

9.	WARRANTS

(i)
The Company issued 71.4 million warrants to nine shareholders of PPL as per the terms of the Share Exchange Agreement as explained in Note 2. These warrants are convertible into equal number of common shares at an exercise price of $0.29 per warrant and expire within two years of their issuance.

The fair value of these warrants has been estimated using a Black-Scholes option pricingmodel with the following assumptions:

Risk free interest rate	1%
Expected dividend	nil
Expected volatility	137.71%
Expected life	730 days
Market price	US$0.39

The fair value of the warrants as per the Black-Scholes option pricing model amounted to$20,064,888 using the relative fair value method, an amount of $1,108,402 for warrantsissued hasbeen accounted for as the value of warrants.

(ii)	Details of weighted average remaining life of the warrants granted and outstanding are as follows:

	December 31, 2013
	Warrants outstanding & exercisable
Exercise price in US$	Number	Weighted average remaining contractual life (years)
0.10	9,650,000	0.25
0.25	12,646,420	0.25
0.29	71,456,420	1.42
0.35	42,825,000	1.17
0.29	136,577,840	1.15

10.           LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the three and nine months ended December 31, 2013.

Weighted average number of shares issued and outstanding for the three and the nine months ended December 31, 2013 for the purpose of computing loss per share were 177,609,123 and 145,214,663 respectively129,017,433 calculated as per IFRS 3 as follows  (three and nine months ended December 31, 2012 : 79,951,298 and 81,759,076 respectively):

# of shares
Number of shares outstanding for the period from April 1, 2013 to June 4, 2013 - the date of the reverse acquisition – which is the number of Shares issued by Bontan (Accounting acquiree and legal acquirer) to the shareholders of PPL (Accounting acquirer and legal acquiree)	81,759,076

Average number of issued and outstanding shares between June 4, 2013 and September 30, 2013	176,275,790

Average number of issued and outstanding shares between October 1 2013 and December 31, 2013	177,609,123

Simple average of shares outstanding	145,214,663

The Company had approximately 137 million warrants and 8 million options which were not exercised as at December 31, 2013. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on the loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

11.           COMMITMENTS AND CONTINGENT LIABILITIES

(a)
The Company entered into a consulting contract with Mr Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term. This term was extended by another five years to March 31, 2015 by the audit committee on April 1, 2010. Mr. Shah’s monthly fee is $15,000 plus taxes. Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time. For the year ending December 31, 2014, Mr. Shah accepted one million common shares in lieu of his compensation for that period (Note 7(c)).

(b)
Under the terms of the License Agreement dated January 25, 2013, the Company’s subsidiary is required to reimburse to the Licensor, Trojan Technologies Limited, 50% of all maintenance costs of the US Patent # 7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $ 30 million. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time.

(c)
PPL has outstanding options held by two consultants entitling them to acquire up to 7% equity interest in PPL at total exercise price of approximately $35,247. The options are to be vested over two years by March 31, 2016 and are valid for five years from the date of grant. None of the options have so far been exercised.

(d)
PPL has signed a contract with an independent contract research and manufacturing organization to manufacture certain proprietary peptides for a total costs currently estimated at between $ 169,000 and $272,000 of which $ 80,439 has already been incurred and paid for.

(e)
PPL has signed consulting contracts with its Chief Executive Officer and Chief Scientific Officer expiring in or around March 2015 and carrying a total monthly commitment of $21,250.Early termination without cause would require a lump sum compensation of $ 75,000 to be paid to the two consultants.

12.           RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements. Amounts are for nine months ended December 31, 2013.

(i)	Business expenses of $8,722 were reimbursed to directors of the Company.

(ii)	Consulting fees include cash fee paid to key management for services of $103,394

13.           FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments recognized in the balance sheet consist of the following:

	December 31, 2013		March 31, 2013
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash	3,059,802	3,059,802	190,960	190,960
Other receivable	26,459	26,459	295,441	295,441
Financial liabilities
Accounts payable and accrued liabilities	94,427	94,427	12,392	12,392

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)	Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, amounts receivable, prepaid expenses, accounts payable and accrued liabilities.
.
The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk, other price risk and market risk.

b)	Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.
Cash– Cash is held with a major international financial institution in Canada and therefore the risk of loss is minimal. However, the Company does have a concentration risk since almost all funds are held with one bank.

b.	Other receivable – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is due from the Canadian government.

c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The company has changed its business focus to biotechnology as explained in Note 1. The Company believes that its existing cash will allow it to finance the drug development work apart from meeting its operational needs for at least another year. However, the exact need for additional cash cannot be reasonably ascertained at this stage. Should the Company require further funding, it intends to secure it through equity financing.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the

Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

14.           CAPITAL DISCLOSURES

The Company considers the items included in Shareholders’ Equity as capital. The Company had payables of approximately $ 0.1 million as at December 31, 2013 and current assets, mostly in cash, of approximately $3.1 million. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue new business opportunities and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash.

As at December 31, 2013, the shareholders’ equity was approximately $ 4.3 million, $3.1 million of it was held in the form of cash.

The Company is not subject to any externally imposed capital requirements and does not presently utilize any quantitative measures to monitor its capital. There have been no changes to the Company’s approach to capital management during the period ended December 31, 2013.

15.           SUBSEQUENT EVENT

On January 6, 2014, the Company acquired approximately 54% equity in Biohaven Pharmaceutical Holding Company Limited, a private corporation formed under the laws of the British Virgin Islands for $3.5 million, payable as $ 1.75 million upfront and the balance in three instalments over the next eleven months. Biohaven is engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. Biohaven has a worldwide license from Yale University to use intellectual property relating to the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders.

Portage Biotech Inc.
(Formerly known as Bontan Corporation Inc.)

THIRD QUARTER ENDED DECEMBER 31, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as at February 24, 2014

Index

Nature of Operations	3
Forward Looking Statements	4
Overview	5
Summary of Results	5
Number of common shares, options and warrants	5
Business Environment	6
Risk Factors	6
Business Plan	6
Results of Operations	6
Liquidity and Capital Resources	8
Key Contractual obligations	9
Off balance sheet arrangements	9
Transactions with related third parties	9
Key Events after December 31, 2013	10
Financial and derivative Instruments	10
Use of Estimates and Judgements	11
Future Accounting Pronouncements	11
Internal Controls over Financial Reporting	12
Public securities filings	12

2

Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for Portage Biotech Inc. for the three months ended December 31, 2013 should be read in conjunction with the unaudited Consolidated Financial Statements for the three and nine months ended December 31, 2013, the interim unaudited condensed Consolidated Financial Statements and Management Discussion and Analysis (MD & A ) for the first and second quarter ended June 30, 2013 and September 30, 2013 respectively.

Nature of Operations

Portage Biotech Inc. (“the Company”) was operating as an Ontario, Canada incorporated company, Bontan Corporation Inc. (“Bontan”) until July 5, 2013. On July 5, 2013 the Company changed its name to the current name and was issued a certificate of Continuance by the Registrar of Corporate Affairs of the British Virgin Islands (“BVI”).

The Company now continues as a BVI incorporated company with its registered office located at FH Chambers, P.O. Box 4649, Road Town, Tortola, BVI. Its Ontario incorporated subsidiary, Portage Services Ltd., which acts as its agent is located at 47 Avenue Road, Suite 200, Toronto, Ontario, M5R 2G3, Canada.

The Company continues to be a reporting issuer with the Ontario Securities Commission and the US Securities and Exchange Commission and its shares trade on the Over the Counter Quotation Board (“OTCQB”) of NASDAQ under the trading symbol “PTGEF,” effective August 23, 2013. Prior to this date, it was trading as Bontan Corporation Inc. under the trading symbol “BNTNF”. Further, effective October 28, 2013, the Company’s shares are also listed for trading in US Currency on the Canadian Securities Exchange (previously, Canadian National Stock Exchange) under the symbol “PBT.U”.

Since December 2012, the Company changed the focus of its business activities to biotechnology. On June 4, 2013, it acquired Portage Pharma Ltd (“PPL”), a private limited company, formed under the laws of the BVI on May 23, 2012, through an exchange of shares. The acquisition has been accounted for as a reverse acquisition as explained in M D & A dated November 21, 2013 for the three months ended September 30, 2013.

The Company’s financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as issued by the International Accounting Standards Board. The interim financial statements for the three and nine months ended December 31, 2013 take into account the effect of an acquisition of Portage Pharma Ltd (“PPL”) on June 4, 2013 which has been treated as reverse acquisition for accounting purposes. As a result, the financial statements basically reflect:

a.	The assets and liabilities of PPL at their pre-acquisition carrying amounts as at December 31, 2013 and expenses for the three and nine months ended on that date
b.	The assets and liabilities of Bontan as at December 31, 2013 and expenses from June 4, 2013 to December 31, 2013.
c.	Share capital representing the total number of shares issued by the Company.
d.
Value of the share capital was computed by adding to the value of the share capital of PPL on the date of acquisition, June 4, 2013, the fair value of Bontan as allocated to shares issued on the date of acquisition, and adjusted to any exercise or issuance of shares, warrants and options during the nine months ended December 31, 2013.

e.	Comparative figures are those of PPL. However, PPL was incorporated in the BVI on May 23, 2012 and had no transactions during the period from the date of inception to December 31, 2012.

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This management discussion and analysis is prepared by management as at February 24, 2014, and have not been review by the Company’s auditors.

In this report the words “us”, “we”, “our”, “the Company”, “Bontan” and “Portage” have the same meaning unless otherwise stated and refer to Portage Biotech Inc. and its subsidiaries.

Forward looking statements

This document includes forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities laws. These forward-looking statements include, among others, statements with respect to our objectives, goals and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “hope” and “continue” (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. We caution readers not to place undue reliance on these statements as a number of important factors, many of which are beyond our control, could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to; the applicability of patents and proprietary technology; possible patent litigation; approval of products in the Company’s pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees;  concentration of the Company’s revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company’s products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company’s strategic investments; the achievement of development goals and time frames; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When reviewing our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Additional information about factors that may cause actual results to differ materially from expectations, and about material factors or assumptions applied in making forward-looking statements, may be found in the “Risk Factors” section of the Annual Report in the form 20-F for the fiscal year 2013. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf; such statements speak only as of the date made. The forward-looking statements included herein are expressly qualified in their entirety by this cautionary language.

4

Overview

On June 4, 2013, the Company completed an acquisition with Portage Pharma Ltd (PPL) pursuant to which, a wholly owned subsidiary of the Company, Portage Acquisition Inc. and PPL amalgamated, resulting in the Company owning all of the issued and outstanding shares of the amalgamated entity. This is further explained in M D & A dated November 21, 2013 for the three months ended September 30, 2013.  Effective June 4, 2013, the Company also changed its functional and presentation currency from Canadian dollar to US dollar as further explained in MD&A dated November 21, 2013 for the three months ended September 30, 2013.

Summary of Results

The following table summarizes financial information for the quarter ended December 31, 2013 and the preceding quarters since May 23, 2012, the date of incorporation of PPL : (All amounts in ‘000 US$ except net loss per share, which are actual amounts)

Quarter ended	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013*	December 31, 2012*	September 30, 2012*	May 23,2012 to June 30, 2012*
Net loss	(292)	(348)	(3,596)	(29)	-	-	-
Working capital	4,246	3,243	3,591	474	503	503	503
Shareholder’s equity	4,251	3,248	3,596	474	503	503	503
Net loss per share - basic and diluted	(0.00)	(0.00)	(0.03)	-	-	-	-

* Details relate to those of PPL

Number of common shares, options and warrants

These are as follows:

As at,	December 31, 2013	February 24, 2014
Shares issued and outstanding	180,275,790	180,275,790
Warrants issued and outstanding (a) (c)	136,577,840	136,577,840
Options granted but not yet exercised (b)(c)	7,838,453	7,838,453

(a)
Warrants are convertible into equal number of common shares of the Company within two to five years of their issuance, at average exercise price of $0.29. These warrants have weighted average remaining contractual life of 1.15 years.

(b)	Options are exercisable into equal number of common shares at an average exercise price of US$0.19 and have a weighted average remaining contractual life of approximately 1.31 years.

(c)
As required under listing requirements by CSE, the Company signed, on October 25, 2013, an escrow agreement with TMX Equity Transfer Services to have 89,941,793 of its common shares and 69,524,447 of its warrants issued to four insiders under an escrow arrangement. The escrowed shares and warrants will be released in agreed trances over the period of three years.

5

Business Environment

Risk factors

Please refer to the Annual Report in the form 20-F for the fiscal 2013 for detailed information as the economic and industry factors that are substantially unchanged.

Business plan

Portage is in the business of licensing, researching and developing potential drug candidates. The Company would like to assemble a portfolio of products: diversified as to their stage of development and pathology. Then inexpensively take them through to phase 2b clinical trial often called proof of concept (“POC”).

Upon a successful POC we will monetize the products through sale or license to big Pharma.
We are seeking discovery and co-development partners in areas such as cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, stem cell therapy and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

The goal is to grow Portage by carefully selecting compelling products to license, acquire or position as a joint venture. The product portfolio will be carefully selected to be at various stages in drug development but with an overriding characteristic of being attractive to large pharmaceutical companies. Portage has a strong team with extensive experience in drug development that will be leveraged to source the aforementioned products, to undertake the due diligence and guide them through drug development to monetization. Furthermore the team’s track record of drug development success will be utilized to gain equity in lieu of cash in third party products.

Portage seeks to work with a wide range of partners, in all phases of development through in-licensing or other types of alliances. The collaboration may include direct funding or investing in human capital from our extensive pool of talented scientists and physicians. Specifically, Portage will invest sweat equity as well as, or instead of, capital. This internal pool of drug developers, financiers, scientists and physicians will provide unique value-add for our partners including but not limited to mitigating risks, clinical trial design, regulatory expertise and maximizing the rewards.

Results of operations
Three months ended December 31,	2013	2012
	In 000’s US$
Other Income	-	-
Expenses	292	-
Net loss for period	292	-
Deficit at end of period	(4,668)	-

Overview

Effective October 28, 2013, the common shares of Portage began trading in US dollar on the Canadian Securities Exchange (previously known as Canadian National Stock Exchange) (CSE) under the symbol “PBT.U”.

On November 12, 2013, Portage’s wholly owned subsidiary, Portage Pharmaceuticals Ltd (PPL) formed a Scientific Advisory Board (SAB) to provide guidance and expertize as Portage develops proprietary biologically active peptides that utilize its licensed Antennapedia cell-permeable peptide technology that enables delivery to intracellular and intranuclear targets. The SAB

6

comprises three members – Dr. Burt Adelman, Dr. Michael Caplan and Dr. Sankar Ghosh. A brief biography of the SAB members can be found on our web site.

On December 17, 2013, the Company launched its new web site, www.portagebiotech.com, which has been designed as an information centre for all interested parties to follow our progress and will be updated from time to time as further news develops.

The management team of PPL continues to conduct in vitro studies to evaluate the properties of the Antennapedia delivery platform.

PPL is currently engaged in the following research and development activities:

Cell permeable peptide fusion proteins are in preclinical development for the following indications:

1. COPD
2. Inflammatory eye diseases
3. Inflammatory skin diseases

In addition PPL has filed composition of matter and use patents and is exploring opportunities for cell permeable fusion proteins that address the following indications:

1.	Congenital blindness
2.	Polycystic kidney disease
3.	Huntington’s disease

Income

The Company had no revenue during the three months ended December 31, 2013 and 2012.

Expenses

The overall analysis of the expenses is as follows:

	Three months ended December 31,
	2013	2012

Operating expenses	$ 47,565	-
Consulting fee & payroll	99,312	-
Exchange loss	211	-
Research & development	114,047
Professional fees	31,085	-
	$ 292,220	-

Operating Expenses

The company’s wholly owned subsidiary, Portage Services Ltd has an office in Toronto, Canada. The operating expenses comprise costs of running this office including rent, communication etc.  The operating costs also include travel costs of approximately $ 6,500 relating to travels by the management in the USA concerning the development work at its subsidiary, PPL. Further operating costs include transfer agents’ fees of approximately $ 5,100 for maintaining shareholders records and escrow account for the shares and warrants held in escrow.

7

Consulting fees and payroll

These costs include the fee paid to the CFO of $ 45,000, value of options issued during the period which were fully vested of $40,723, and the balance represents salary cost of one employee who assists the CFO. Fees paid to PPL consultants are included in the research and development costs.

Research and development costs

	Three months ended December 31,
	2013	2012

Consultants	77,383	-
Other	36,664	-
	$ 114,047	$ -

Research and development costs were incurred by the Company’s wholly owned subsidiary, PPL. On November 11, 2013, PPL had its first meeting of the scientific advisory board comprising three independent board members and PPL management. The meeting was primarily aimed at discussing and receiving SAB members’ advice on scientific strategies on PPL’s development programs. Further development work included in-vitro studies at Columbia University to evaluate properties of the Antennapedia delivery platform (costs approximately $10,600 included in other) and determine how robust and viable it is and which drugs best lend themselves to delivery using this platform. The results of the studies are still being analyzed and further experiments are ongoing. Other costs also involve third party charges (approximately $22,800 included in other)) for manufacturing peptides and their storage for research purposes.

Professional fees

The fees include accrual of audit fee of approximately $ 15,000 and balance legal fees in connection with CNSX listing application, Form S-8 filing to register with US SEC , options granted to various consultants and preparation of documents for the annual and special shareholders meeting to be held in March 2014.

Liquidity and Capital Resources

Working Capital

As at December 31, 2013, the Company had a net working capital of approximately $4.25 million compared to a working capital of approximately $0.5 million as at March 31, 2013.

Cash on hand as at December 31, 2013 was approximately $ 3 million compared to $0.2 million as at March 31, 2013. The increased cash was due to the acquisition transaction, on June 4, 2013, which brought in approximately $ 3 million in cash balance.

Management believes that its current cash position is more than sufficient to meet all its operating requirements for the next year.

Operating cash flow

During the nine months ended December 31, 2013, operating activities required a net cash outflow of approximately $0.4 million, which was met from the cash on hand.

8

Investing and financing cash flows

The Company acquired approximately $3 million in cash on June 4, 2013, the date of acquisition transaction. Cash was part of the fair value of consideration of $2,869,815, allocated as follows:

Cash	$3,006,593
Office equipment and furniture	5,528
Other assets	153,721
Liabilities	(296,027)

Fair value of consideration	2,869,815

Further cash in-flow of approximately $0.4 million resulted from the exercise of 950,000 warrants and approximately 2 million options.

Key Contractual obligations

(a)
Under the terms of the Licence Agreement dated January 25, 2013, the Company’s subsidiary is required to reimburse to the Licensor, Trojan Technologies Limited, 50% of all maintenance costs of the US Patent # 7,968,512 and to pay royalties of 3% on Net Receipts from sales of the Licensed Product and 5% on Net Receipts from third parties in respect of development or other exploitation of Licensed Intellectual Property and/or Licensed Products up to a maximum of $ 30 million. Total amount that may be payable in future under the terms of the Agreement cannot be reasonably estimated at this time.

(b)
PPL has signed a contract with an independent contract research and manufacturing organization to manufacture certain proprietary peptides for a total costs currently estimated at between $ 169,000 and $272,000 of which $80,439 has already been incurred and paid for.

In addition, the Company has entered into long term consulting contracts with certain of the key management including the management of its subsidiary, PPL as further explained in Note 11 (a) and (c) and (e) to the consolidated interim financial statements for the three and nine months ended December 31, 2013.

Off balance sheet arrangements

At December 31, 2013 and 2012, the Company did not have any off balance sheet arrangements, including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with related parties

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to between the related parties. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the consolidated financial statements. Amounts are for nine months ended December 31, 2013.

(i)	Business expenses of $8,722 were reimbursed to directors of the Company.

(ii)	Consulting fees include cash fee paid to key management for services of $103,394

9

Key event after December 31, 2013

On January 6, 2014, the Company acquired approximately 54% equity in Biohaven Pharmaceutical Holding Company Limited, a private corporation formed under the laws of the British Virgin Islands for $3.5 million, payable as $ 1.75 million upfront and the balance in three instalments over the next eleven months. Biohaven is engaged in the identification and development of clinical stage neuroscience compounds targeting the glutamatergic system. Biohaven has obtained a license from Yale University to use intellectual property relating to the use of certain glutamate modulating agents in the treatment of neuropsychiatric disorders.

Financial and derivative Instruments

The Company’s financial instruments recognized in the balance sheet consist of the following:

	December 31, 2013		March 31, 2013
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Cash	3,059,802	3,059,802	190,960	190,960
Other receivable	26,459	26,459	295,441	295,441
Financial liabilities
Accounts payable and accrued liabilities	94,427	94,427	12,392	12,392

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

A summary of the Company’s risk exposures as it relates to financial instruments are reflected below:

a)	Fair value of financial instruments

The Company’s financial assets and liabilities are comprised of cash, amounts receivable, prepaid expenses, accounts payable and accrued liabilities.
.
The Company classifies the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

Level 3 – Values are based on prices or valuation techniques that are not based on observable market data.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk, other price risk and market risk.

10

b)           Credit risk

Credit risk is the risk of loss associated with a counter-party’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments, as noted below. The credit risk is limited to the carrying value amount carried on the statement of financial position.

a.
Cash– Cash is held with a major international financial institution in Canada and therefore the risk of loss is minimal. However, the Company does have a concentration risk since all funds are held with one bank.

b.	Other receivable – The Company is not exposed to major credit risk attributable to customers. A significant portion of this amount is due from the Canadian government.

c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation. The Company holds sufficient cash to satisfy obligations under accounts payable and accruals.

The Company monitors its liquidity position regularly to assess whether it has the funds necessary to take care of its operating needs and needs for investing in new projects. The company has changed its business focus to biotechnology as explained in Note 1. The Company believes that its existing cash will allow it to finance the drug development work apart from meeting its operational needs for at least another year. However, the exact need for additional cash cannot be reasonably ascertained at this stage. Should the Company require further funding, it intends to secure it through equity financing.

However, as a biotech company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to the Company, or that actual drug development expenditures may exceed those planned. The current uncertainty in global markets could have an impact on the Company’s future ability to access capital on terms that are acceptable to the Company. There can be no assurance that required financing will be available to the Company.

Use of Estimates and Judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Significant areas where estimation uncertainty and critical judgments are applied include valuation of financial instruments, valuation of property, plant and equipment, impairment losses, depletion and depreciation, and measurement of stock based compensation.

Future Accounting Pronouncements

Standards issued but not yet effective up to the date of issuance of the Company‘s interim consolidated financial statements are listed below. This listing is of standards and interpretations issued which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

11

IFRS 9 ‐ Financial Instruments

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurements, with IFRS 9, Financial Instruments. IFRS 9 will be published in six phases, of which the first phase has been published.

For financial assets, IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, and replaces the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used. For financial liabilities, the approach to the fair value option may require different accounting for changes to the fair value of a financial liability as a result of changes to an entity’s own credit risk.

IFRS 9 is effective for annual periods beginning on April 1, 2015, but is available for early adoption. The Company has yet to assess the full impact of IFRS 9.

IAS 32 (Amendment) – Financial Instruments

The amendment relates to offsetting financial assets and financial liabilities and is effective for periods beginning on or after April 1, 2014. The Company has yet to assess the full impact of IFRS 9.

Internal Controls over Financial Reporting

Our Chief Executive Officer and our Chief Financial Officer (“the Management”) are primarily responsible in establishing and maintaining controls and procedures concerning disclosure of material information and their timely reporting in consultation and under direct supervision of the audit and compensation committee which comprises two independent directors plus the CFO. CFO is assisted by one employee. We have also instituted controls involving dual signatures and approval processes. We plan to introduce more rigorous controls as our activities expand. However, given the size and nature of our current operations and the involvement of independent directors, significantly reduces the risk factors associated with the inadequate segregation of duties.

The Management has instituted a system of disclosure controls for the Company to ensure proper and complete disclosure of material information. The limited number of consultants and direct involvement of the Management facilitates access to real time information about developments in the business for drafting disclosure documents. All documents are circulated to the board of directors and audit committee according to the disclosure time-lines.

Public securities filings

Additional information, including the Company’s annual information form in the Form 20-F annual report is filed with the Canadian Securities Administrators at www.sedar.com and with the United States Securities and Exchange Commission  and can be viewed  at  www.edgar.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 24, 204

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer